Exhibit 99.1

Otonomo Technologies Ltd.

Interim Unaudited Condensed
Consolidated Financial Statements

As at June 30, 2023
(Unaudited)

Otonomo Technologies Ltd.

Interim Condensed Consolidated Financial Statements as at June 30, 2023 (Unaudited)

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Balance Sheets

(in USD thousands, except share and per share data)

	June 30	December 31
	2023	2022
	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	19,867	22,448
Short-term restricted cash	298	346
Short-term deposits	42,309	62,262
Marketable securities	56,733	55,587
Trade receivables, net	865	1,271
Other receivables and prepaid expenses	1,166	3,043
Total current assets	121,238	144,957

Non-current assets
Other long-term assets	432	606
Property and equipment, net	838	1,043
Operating lease right-of-use assets, net	1,628	2,040
Total non-current assets	2,898	3,689

Total assets	124,136	148,646

Liabilities and Shareholders' Equity

Current liabilities
Account payables	827	1,020
Other payables and accrued expenses	5,246	10,958
Deferred revenue	232	216
Current portion of operating lease liabilities	642	729
Current portion of contingent consideration	2,972	165
Total current liabilities	9,919	13,088

Non-Current liabilities
Warrants for ordinary shares	104	155
Operating lease liabilities, less current portion	852	1,225
Contingent consideration, less current portion	-	746
Other non-current liabilities	-	4
Total non-current liabilities	956	2,130

Total liabilities	10,875	15,218

Shareholders’ equity:
Ordinary shares, no par value; 30,000,000 shares authorized as of
June 30, 2023, and December 31, 2022; 9,650,266 and 9,458,682 shares issued
and outstanding as of June 30, 2023 and December 31, 2022, respectively;	-	-
Additional paid-in capital	373,658	370,412
Accumulated other comprehensive loss	(5,466)	(4,850)
Accumulated deficit	(254,931)	(232,134)
Total shareholders’ equity	113,261	133,428

Total liabilities and Shareholders' Equity	124,136	148,646

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD thousands, except share and per share data)

	Six-month	Six-month
	period ended	period ended
	June 30	June 30
	2023	2022
Revenues	3,465	2,951

Costs and operating expenses:
Cost of services	1,644	1,341
Cloud infrastructure	1,289	2,492
Research and development	6,205	10,656
Sales and marketing	6,512	10,503
General and administrative	10,908	11,072
Depreciation and amortization	148	1,728
Contingent consideration expense (income)	2,061	(1,541)
Impairment of Goodwill	-	37,000
Impairment of intangible assets	-	8,785
Total costs and operating expenses	28,767	82,036

Operating loss	(25,302)	(79,085)

Financial income, net	2,581	428

Loss before income tax expense	(22,721)	(78,657)

Income tax expense	(76)	(280)

Net loss for the period	(22,797)	(78,937)

Net loss per share attributable to ordinary shareholders, basic and diluted	(2.39)	(8.72)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	9,558,418	9,048,392

Net loss for the period	(22,797)	(78,937)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(462)	(2,388)
Unrealized gains on available-for-sale marketable securities, net	(154)	-

Total comprehensive loss for the period	(23,413)	(81,325)

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in USD thousands, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total equity
	Number of Shares	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands
Balance as of December 31, 2022	9,458,682	-	370,412	(232,134)	(4,850)	133,428

Issuance of shares in connection with stock-based compensation plans	191,584	-	69	-	-	69

Share based compensation	-	-	3,177	-	-	3,177

Comprehensive loss	-	-	-	(22,797)	(616)	(23,413)

Balance as of June 30, 2023	9,650,266	-	373,658	(254,931)	(5,466)	113,261

Balance as of January 1, 2022	8,814,316		349,825	(101,062)	-	248,763

Shares issued related to the business acquisitions	430,806	-	10,691	-	-	10,691

Issuance of shares in connection with stock-based compensation plans	83,787	-	135	-	-	135

Share based compensation	-	-	4,881	-	-	4,881

Comprehensive loss	-	-	-	(78,937)	(2,388)	(81,325)

Balance as of June 30, 2022	9,328,909	-	365,532	(179,999)	(2,388)	183,145

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(in USD thousands, except share and per share data)

	Six-month	Six-month
	period ended	period ended
	June 30	June 30
	2023	2022
Cash flows from operating activities
Net loss	(22,797)	(78,937)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	148	1,728
Share based compensation	3,177	4,881
Revaluation of warrants	(51)	(1,451)
Impairment of Goodwill	-	37,000
Impairment of intangible assets	-	8,785
Contingent consideration expense (income)	2,061	(1,541)
Deferred tax expense (benefit)	(23)	(12)
Interest income and foreign currency translation loss	(1,432)	804
Other	(2)	-

Changes in operating assets and liabilities:
Trade receivables, net	424	(141)
Other receivables and prepaid expenses	1,427	1,279
Other payables and accrued expenses	(5,764)	1,085
Account payables	(205)	319
Other assets and liabilities	150	(306)

Net cash used in operating activities	(22,887)	(26,507)

Cash flows from investing activities
Proceeds from sale of property and equipment	71	-
Purchases of property and equipment	-	(137)
Proceeds from short-term bank deposits, net	20,417	(98)
Other long-term assets, net	-	(95)
Payments for business acquisitions, net of cash acquired	-	(11,020)

Net cash provided by (used in) investing activities	20,488	(11,350)

Cash flows from financing activities
Proceeds from exercise of share options and warrants	69	135

Net cash provided by financing activities	69	135

Foreign currency effect on cash and cash equivalents and short-term restricted cash	(299)	(886)

Net increase (decrease) in cash and cash equivalents and short-term restricted cash	(2,629)	(38,608)

Cash and cash equivalents and short-term restricted cash at
the beginning of the period	22,794	208,079

Cash and cash equivalents and short-term restricted cash
at the end of the period	20,165	169,471

Appendix A – Material non-cash financing activities:
Shares issued related to the business acquisitions	-	10,691

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 1 - General

A.
Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, insurance carriers and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights.

On February 9, 2023, the Company and Urgent.ly, Inc. (“Urgently”), a provider of digital roadside and mobility assistance technology and services, entered into a definitive agreement to merge and the Company will become a wholly owned subsidiary of Urgently. Upon closing of the transaction, holders of the Company’s ordinary shares will receive common stock of Urgently. The Company’s shareholders and other equity holders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third or fourth quarter of 2023, subject to the approval of the Company’s shareholders and the satisfaction of other customary closing conditions.

B.
In the six months ended June 30, 2023, the Company sunsetted its connected vehicle data services (“CVD services”), which included services relating to multi-layered data, standardized and blurred to remove identifiers. The sunsetting of CVD services resulted in a further workforce reduction. The Company concluded that the services were not considered as a component according to ASC 205 and therefore were not considered as a discontinued operation.

C.
On August 3, 2023, the Company executed a 1-for-15 reverse share split of its Ordinary Shares. As a result of the reverse share split, every 15 issued and outstanding Ordinary Shares were automatically converted into one Ordinary Share. The reverse share split is intended to increase the per share trading price of the Ordinary Shares to enable the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1). As a result of the reverse share split, all Ordinary Shares, convertible preferred shares and options for Ordinary Shares, exercise price per share, and net loss per share amounts were adjusted retroactively for all periods presented throughout this document. The number of Ordinary Shares underlying the warrants were adjusted retroactively for all periods presented in these financial statements as a result of the reverse share split. The number of options and restricted share units outstanding and the number of Ordinary Shares underlying the options and restricted share units were adjusted retroactively for all periods presented in these financial statements as a result of the reverse share split.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

A.          Basis of Preparation

The accompanying interim unaudited condensed consolidated financial statements included herein have been prepared by the Company in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements due to the permitted exclusion of certain disclosures for interim reporting. In management’s opinion, the interim financial data presented includes all adjustments necessary for a fair statement. All intercompany accounts and transactions have been eliminated. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2023.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022.

B.          Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimate relates to the fair value of contingent consideration.

C.          Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report for the year ended December 31, 2022.

D.          Foreign currencies

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification ("ASC") Topic 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 - Segments

Otonomo operates its business and reports its financial results in two segments:

(a)
Connected Vehicles – connected vehicle data platform, which provides customers access to vehicle data and other value-added services (“Connected Vehicle”), complemented by Mobility Intelligence platform (“MI services”).

(b)	Insurance related Services – connected insurance technology to insurance carriers, comprised of The Floow acquired activity.

The chief operating decision maker (“CODM”) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

Otonomo’s CODM does not regularly review asset information by reportable segment and, therefore, Otonomo does not report asset information by reportable segment.

Segment loss is comprised of operating loss and does not include amortization, depreciation and certain other items.

A.	Segment information

	Six-month period ended June 30, 2023
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
	(Unaudited)
Revenues	395	3,070	3,465
Segment loss	(16,581)	(3,335)	(19,916)

Amounts not allocated to segments:
Depreciation and amortization			(148)
Contingent consideration expense			(2,061)
Share-based compensation			(3,177)
Operating loss			(25,302)
Financial income, net			2,581
Loss before income tax expense			(22,721)

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 - Segments (cont'd)

A.	Segment information (cont’d)

	Six-month period ended June 30, 2022
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
	(Unaudited)
Revenues	1,794	1,157	2,951
Segment loss	(26,350)	(1,882)	(28,232)

Amounts not allocated to segments:
Depreciation and amortization			(1,728)
Contingent consideration expense			1,541
Impairment of Goodwill			(37,000)
Impairment of intangible assets			(8,785)
Share-based compensation			(4,881)
Operating loss			(79,085)
Financial income, net			428
Loss before income tax expense			(78,657)

B.	Revenue by geographical region of the Company’s customers

	Six-month	Six-month
	period ended	period ended
	June 30	June 30
	2023	2022
	USD thousands	USD thousands
	(Unaudited)
Americas	1,590	1,316
APAC	68	60
EMEA	1,807	1,575

Total revenues	3,465	2,951

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 - Segments (cont'd)

C.	Number of customers accounted for over 10% of the revenues

For the six-month period ended June 30, 2023, the Company had two customers that accounted for 18% and 25% respectively, of its revenues. For the six-month period ended June 30, 2022, the Company had two customers that accounted for 14% and 12% respectively, of its revenues.

Note 4 - Fair Value Measurement

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	June 30, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	USD thousands
	(Unaudited)
Money Market funds (1)	507	-	-	447	-	-
U.S. Treasury securities (1)	2,267	-	-	4,197	-	-
Corporate bonds (1)	-	25,213	-	-	32,516	-
Commercial papers (1)	-	11,928	-	-	7,030	-
U.S. government agency securities (1)	-	16,564	-	-	9,399	-
Foreign bonds (1)	-	-	-	-	1,700	-
Contingent consideration (2)	-	-	(2,972)	-	-	(911)
Warrants for ordinary shares (3)	-	-	(104)	-	-	(155)
	2,774	53,705	(3,076)	4,644	50,645	(1,066)

(1)	The following tables summarize the composition of marketable securities as of June 30, 2023:

	June 30, 2023
	Amortized Cost	Unrealized Gain/Losses	Fair Value
	USD thousands
	(Unaudited)
Money market funds	507	-	507
Available-for-sale debt securities
Corporate bonds	25,335	(122)	25,213
Commercial papers	11,928	-	11,928
U.S. government agency securities	16,655	(91)	16,564
U.S. Treasury securities	2,272	(5)	2,267
Total	56,190	(218)	55,972
	56,697	(218)	56,479

Accrued interest in an amount of $254 thousand are included in marketable securities on the consolidated balance sheets as of June 30, 2023.

The following table summarizes the fair value and amortized cost of the available-for-sale debt securities by contractual maturity as of June 30, 2023:

	June 30, 2023
	Amortized Cost	Fair Value
	USD thousands
	(Unaudited)
Due within one year	48,054	47,911
Due after one year through two years	8,136	8,061
Total	56,190	55,972

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 - Fair Value Measurement (cont'd)

(2)	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a level 3 measurement within the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

USD thousands
(Unaudited)
Fair value as of January 1, 2023	911
Change in fair value	2,061
Fair value as of June 30, 2023	2,972

As of June 30, 2023, the Company evaluated the contingent consideration based on updated revenue growth assumptions, the Company’s ordinary shares fair value, and predominantly on the probability of the merger with Urgently Inc., resulting with an increase in the liability for contingent consideration of $2,061 thousand during the six-month period ended June 30, 2023.

(3)
In connection with the recapitalization, on August 13, 2021, the Company issued 5,200,000 private warrants, each exercisable to 1/15 ordinary share of the Company. The warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. Refer to note 6.

Other financial instruments consist mainly of cash and cash equivalents, deposits, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values.

Note 5 - Share-Based Compensation

Share Options

A summary of the stock option activity is as follows:

	Number of Options	Weighted Average exercise price
Outstanding - Balance at January 1, 2023	535,737	$10.05
Forfeited	(40,958)	$10.15
Exercised	(72,777)	$0.89

Outstanding - Balance at June 30, 2023	422,002	$11.67

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 - Share-Based Compensation (cont'd)

Restricted Share Units ("RSU")

A summary of RSU activity and related information under the Company's equity incentive plan and the RSU award is as follows:

		Weighted Average
	Number of	Grant Date
	RSUs	Fair Value
Unvested Balance at January 1, 2023	704,350	$24.75
Granted *	143,620	$6.04
Vested	(118,807)	$36.02
Forfeited	(372,454)	$22.30

Unvested Balance at June 30, 2023	356,709	$20.00

*	The RSU awards generally vest over four years, with no exercise price.

The share-based compensation expenses by line item in the accompanying condensed consolidated statements of comprehensive loss is summarized as follows:

	Six-months	Six-months
	period ended	period ended
	June 30	June 30
	2023	2022
	USD thousand	USD thousand
Cost of services	31	13
Research and development	502	1,138
Sales and marketing	962	1,467
General and administrative	1,682	2,263

	3,177	4,881

Note 6 - Warrants for Ordinary Shares

The Fair value of the Warrants:

	June 30	December 31
	2023	2022

Value of warrant per share	$0.30	$0.45
Number of ordinary shares issuable upon exercise of warrants	346,667	346,667
Fair value of warrant liability (in USD thousand)	$104	$155

For the period ended June 30, 2023, the Company recorded a financial expense of $51 thousand to the condensed consolidated statements of comprehensive loss as part of the financial income, net, relating to the warrant’s fair value increased in the period.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 - Warrants for ordinary shares (cont'd)

The Black-Scholes assumptions used to value the private warrants are as follows:

	June 30	December 31
	2023	2022
Volatility	90.2%	89.1%
Risk-free interest rate	4.46%	4.1%
Expected dividends	0.0%	0.0%
Expected life (in years)	3.12	3.62

Note 7 - Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Six-months	Six-months
	period ended	period ended
	June 30	June 30
	2023	2022
	In USD thousands, except share data

Numerator:
Net loss	(22,797)	(78,937)

Denominator:
Weighted-average shares used in computing net loss per share
attributable to ordinary shareholders, basic and diluted	9,558,418	9,048,392

Net loss per share attributable to ordinary shareholders, basic
and diluted	(2.39)	(8.72)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company’s outstanding stock options and RSUs, as well as the warrants, were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 8 - Subsequent events

A.	Exchange Offer and Consent Solicitation

On July 24, 2023, the Company announced that it had commenced an exchange offer and consent solicitation relating to its outstanding warrants. On August 23, 2023, the Company announced the expiration and results of its exchange offer and consent solicitation relating to its outstanding warrants. The Company has been advised that 5,496,433 public warrants, or approximately 63.7% of the outstanding public warrants, and 5,200,000 private placement warrants, representing all of the outstanding private placement warrants, were validly tendered and not withdrawn prior to the expiration of the offer and consent solicitation. The Company expects to accept all validly tendered warrants in exchange for 0.0167 ordinary shares per warrant on or before August 25, 2023.

In addition, pursuant to the consent solicitation, the Company received approval from the holders of a majority of the public warrants of an amendment to the warrant agreement governing the warrants (the “Warrant Amendment”). On August 23, 2023, the Company executed the Warrant Amendment and announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered warrants for ordinary shares at an exchange ratio of 0.01503 ordinary shares for each warrant. The Company has fixed the date for such exchange as September 7, 2023.

B.	Headquarters office lease

On July 3, 2023, the Company amended its headquarters lease agreement as part of the Cost Reduction Initiative. The leased space and the lease payments were reduced by half, down to 745.5 sqm. This lease agreement covers the third quarter of 2023 with an option to extend until September 30, 2024, with a 30-day notice.